

June 30, 2011

<u>Via Email</u>

Ruben Azrak
Chairman & CEO
Excel Corporation
1384 Broadway, 17th Floor
New York, NY 10018

   Re: **Excel Corporation**
      Amendment No. 3 to Registration Statement on Form S-1
      Filed June 28, 2011
      File No. 333-173702

Dear Mr. Azrak:

   We have reviewed your response letter dated June 27, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated June 23, 2011.

<u>Use of Proceeds, page 17</u>

1. We reissue prior comment 4 in part; please revise this section to include a brief description of how you plan to use proceeds from this offering to develop your V7 brand.

<u>Exhibit 5.1</u>

2. Your legal opinion is dated April 25, 2011, and the conclusions it expresses are limited to the facts and law on that date. Please file a current legal opinion with your amendment.

<u>Exhibit 10.2</u>

3. The copy of this exhibit filed on May 31, 2011 does not include the typed signatures of the parties to the agreement. Please confirm that the parties have entered into the agreement and file a copy containing conformed signatures.

Ruben Azrak
Excel Corporation
June 30, 2011
Page 2

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
     Mitchell Lampert, Esq.
     Meister Seelig & Feinn LLP